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                      ORION CAPITAL CORPORATION LETTERHEAD
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
NEWS RELEASE                   From: Vincent T. Papa          Dawn W. Dover
NYSE Symbol: OC                (212) 332-8088                 (212) 593-2655
                               Jeanne Hotchkiss               Kekst & Company
                               (860) 674-6754                 437 Madison Avenue
                                                              New York, NY 10022
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FOR IMMEDIATE RELEASE

           ORION CAPITAL CORPORATION WILL COMMENCE CASH TENDER OFFER
       TO INCREASE ITS OWNERSHIP OF GUARANTY NATIONAL CORPORATION TO 80%
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New York, New York, May 7, 1996 -- Orion Capital Corporation and several of its subsidiaries will tomorrow commence a cash tender offer at a price of $17.50 per share net to the seller for up to 4,600,000 shares of the common stock of Guaranty National Corporation (NYSE: GNC). The tender offer expires at midnight on June 5, 1996, unless extended. Orion Capital currently owns through its subsidiaries approximately 49.5% of the outstanding common stock of Guaranty National. The purchase of 4,600,000 shares would increase Orion's ownership to slightly more than 80%.

The tender offer is not subject to a minimum number of shares being tendered. If more than 4,600,000 shares are properly tendered and not withdrawn prior to the expiration of the offer, then shares will be accepted on a pro rata basis. The tender offer is conditioned on, among other things, the receipt of all required approvals of state insurance regulators and Hart-Scott-Rodino clearance. The terms and conditions of the offer are set forth in tender offer materials that will be filed on May 8, 1996 with the Securities and Exchange Commission, and subsequently mailed to Guaranty National Corporation shareholders. The Dealer Manager for the offer is Donaldson, Lufkin & Jenrette Securities Corporation.

"We have had a very rewarding relationship with Guaranty National since we acquired a significant ownership interest in 1984," said Alan R. Gruber, Chairman and Chief Executive Officer of Orion Capital Corporation. "An increase in our percentage of ownership will allow us to become more involved in setting the strategic direction of Guaranty National, and to participate to a greater extent in its future growth." An 80% ownership will also allow Orion the benefit of including Guaranty National in its consolidated federal income tax return.

Guaranty National is a Colorado-based property and casualty insurance holding company with operating subsidiaries which write specialty commercial and private passenger automobile insurance, as well as collateral protection and other commercial coverages. Guaranty National is a leading provider of nonstandard personal automobile insurance written through independent agents.

Orion Capital Corporation is engaged in the specialty property and casualty insurance business through wholly-owned subsidiaries, which include EBI Companies, DPIC Companies, Connecticut Specialty Insurance Group, SecurityRe Companies and Wm. H. McGee & Co. Inc., as well as through its 49.5% ownership interest in Guaranty National Corporation.